Exhibit 99.1

Consolidated Financial Statements

(Expressed in Canadian Dollars)

MEDICURE INC.

Seven months ended December 31, 2014

MANAGEMENT REPORT

The accompanying financial statements have been prepared by management and approved by the Board of Directors of Medicure Inc. (the “Company”). Management is responsible for the information and representations contained in these financial statements.

These financial statements have been prepared in accordance with International Financial Reporting Standards. The significant accounting policies, which management believes are appropriate for the Company, are described in note 3 to these financial statements. The Company maintains a system of internal control and processes intended to provide reasonable assurance that assets are safeguarded and to ensure that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving these financial statements and overseeing management’s performance of its financial reporting responsibilities. An Audit Committee of non-management Directors is appointed by the Board. The Audit Committee reviews the financial statements, audit process and financial reporting with management and with the external auditors and reports to the Board of Directors prior to the approval of the audited consolidated financial statements for publication.

Ernst & Young LLP, the Company’s external auditors, audited the financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the shareholders their opinion on these financial statements. Their report follows.

/s/ Albert Friesen	/s/ James Kinley
Dr. Albert D. Friesen	Mr. James F. Kinley CA
Chief Executive Officer	Chief Financial Officer

April 10, 2015

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Medicure Inc.

We have audited the accompanying consolidated financial statements of Medicure Inc., which comprise the consolidated statements of financial position as at December 31, 2014, May 31, 2014 and May 31, 2013, and the consolidated statements of net income (loss) and comprehensive income (loss), changes in deficiency and cash flows for the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Medicure Inc. as at December 31, 2014, May 31, 2014 and May 31, 2013, and its financial performance and its cash flows for the seven-month period ended December 31, 2014 and each of the years in the two-year period ended May 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matters

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced losses and has accumulated a deficit of $126,615,856 since incorporation and has a working capital deficiency of $503,401 as at December 31, 2014. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Without modifying our opinion, we draw attention to note 22 to the consolidated financial statements, which explains that certain comparative information for the year ended May 31, 2014 has been restated.

Other matters

The consolidated financial statements of Medicure Inc. for the year ended May 31, 2012 were audited by KPMG LLP who expressed an unqualified audit opinion on those consolidated financial statements on September 14, 2012.

Winnipeg, Canada
April 10, 2015	Chartered Accountants

 INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Medicure Inc.

We have audited the accompanying comparative information of Medicure Inc. which comprise the consolidated statements of net income and comprehensive income, changes in deficiency and cash flows for the year ended May 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the comparative information in these consolidated financial statements present fairly, in all material respects, the consolidated financial performance and consolidated cash flows of Medicure Inc. for the year ended May 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Medicure Inc. will continue as a going concern. As discussed in note 2(c) to the consolidated financial statements, Medicure Inc. has experienced operating losses and has accumulated a deficit since incorporation that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in note 2(c). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other matter

The consolidated statements of financial position as at December 31, 2014, May 31, 2014 and May 31, 2013, the consolidated statements of net income (loss) and comprehensive income (loss), changes in deficiency and cash flows for the seven-month period ended December 31, 2014 and the years ended May 31, 2014 and 2013 and notes, comprising a summary of significant accounting policies and other explanatory information, are audited by another auditor who expressed an unmodified opinion on April 10, 2015.

KPMG LLP

Chartered Accountants

September 14, 2012

Winnipeg, Canada

MEDICURE INC.

Consolidated Statements of Financial Position

(expressed in Canadian dollars)

December 31, 2014, May 31, 2014 and 2013

	Note	December 31, 2014	May 31, 2014 Restated (note 22)	May 31, 2013

Assets
Current assets:
Cash		$493,869	$234,297	$126,615
Accounts receivable	4	1,637,676	947,602	432,616
Inventories	5	1,099,576	765,653	902,799
Prepaid expenses		642,976	206,188	29,455
Total current assets		3,874,097	2,153,740	1,491,485

Non-current assets:
Property and equipment	6	33,161	20,681	22,235
Intangible assets	7	1,096,946	1,433,158	1,910,069
Investment in Apicore	8	1,361,824	-	-
Long-term derivative	8	194,491	-	-
Total non-current assets		2,686,422	1,453,839	1,932,304
Total assets		$6,560,519	$3,607,579	$3,423,789

Liabilities and Deficiency
Current liabilities:
Accounts payable and accrued liabilities		$3,700,326	$3,000,609	$2,262,954
Accrued interest on long-term debt	9	22,295	22,295	22,295
Current portion of long-term debt	9	654,877	-	1,271,775
Total current liabilities		4,377,498	3,022,904	3,557,024

Non-current liabilities
Long-term debt	9	4,225,949	4,847,279	3,510,119
Royalty obligation	10	1,715,310	1,461,572	516,066
Other long-term liability	11	152,778	152,778	167,261
Total non-current liabilities		6,094,037	6,461,629	4,193,446
Total liabilities		10,471,535	9,484,533	7,750,470

Deficiency:
Share capital	12	117,045,763	117,036,672	117,033,258
Contributed surplus		5,360,748	4,743,035	4,449,305
Accumulated other comprehensive income		298,329	154,791	68,112
Deficit		(126,615,856)	(127,811,452)	(125,877,356)
Total deficiency		(3,911,016)	(5,876,954)	(4,326,681)

Going concern	2(c)
Commitments and contingencies	16
Subsequent events	12 & 17

Total liabilities and deficiency		$6,560,519	$3,607,579	$3,423,789

On behalf of the Board:
"Dr. Albert Friesen"	"Mr. Brent Fawkes"
Director	Director

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

	Note	December 31, 2014	May 31, 2014 Restated (note 22)	May 31, 2013	May 31, 2012

Revenue
Product sales, net	14	$5,264,395	$5,050,761	$2,602,700	$4,796,811

Cost of goods sold	5 & 7	600,574	868,122	665,896	1,069,279
Gross Profit		4,663,821	4,182,639	1,936,804	3,727,532

Expenses

Selling, general and administrative		3,231,392	3,624,695	2,322,840	2,673,725
Research and development		783,130	688,671	1,700,479	1,044,491
		4,014,522	4,313,366	4,023,319	3,718,216
Income (loss) before the undernoted		649,299	(130,727)	(2,086,515)	9,316

Other income:

Investment structuring services	8	(1,385,099)	-	-	-
Revaluation of Apicore purchase option	8	81,431	-	-	-
Gain on settlement of debt	10	-	-	-	(23,931,807)

Finance costs (income):
Finance income		(38)	(41)	(152)	(775)
Finance expense	15	729,695	1,809,028	466,425	553,734
Foreign exchange loss (gain), net		27,714	(5,618)	21,516	2,385
		757,371	1,803,369	487,789	555,344
Net income (loss)		$1,195,596	$(1,934,096)	$(2,574,304)	$23,385,779

Translation adjustment		143,538	86,679	(34,697)	479,439
Comprehensive income (loss)		$1,339,134	$(1,847,417)	$(2,609,001)	$23,865,218

Basic income (loss) per share		$0.10	$(0.16)	$(0.21)	$1.99
Diluted income (loss) per share		$0.09	$(0.16)	$(0.21)	$1.99
Weighted average number of common shares used in computing basic income (loss) per share		12,204,827	12,196,745	12,196,508	11,745,854
Weighted average number of common shares used in computing fully diluted income (loss) per share		13,843,126	12,196,745	12,196,508	11,752,521

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Changes in Deficiency

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

				Cumulative
		Share	Contributed	Translation
	Note	Capital	Surplus	Account	Deficit	Total
Balance, May 31, 2011		$116,014,623	$4,121,867	$(376,630)	$(146,688,831)	$(26,928,971)
Net income for the year ended May 31, 2012		-	-	-	23,385,779	23,385,779
Other comprehensive income for the year ended May 31, 2012		-	-	479,439	-	479,439
Transactions with owners, recorded directly in equity
Issuance of common shares	12(b)	1,018,635	-	-	-	1,018,635
Share-based payments	12(c)	-	224,445	-	-	224,445
Total transactions with owners		1,018,635	224,445	-	-	1,243,080
Balance, May 31, 2012		117,033,258	4,346,312	102,809	(123,303,052)	(1,820,673)

Net loss for the year ended May 31, 2013		-	-	-	(2,574,304)	(2,574,304)

Other comprehensive loss for the year ended May 31, 2013		-	-	(34,697)	-	(34,697)

Transactions with owners, recorded directly in equity
Share-based payments	12(c)	-	102,993	-	-	102,993
Total transactions with owners		-	102,993	-	-	102,993
Balance, May 31, 2013		117,033,258	4,449,305	68,112	(125,877,356)	(4,326,681)

Restated (note 22)

Net loss for the year ended May 31, 2014		-	-	-	(1,934,096)	(1,934,096)

Other comprehensive income for the year ended May 31, 2014		-	-	86,679	-	86,679

Transactions with owners, recorded directly in equity
Stock options exercised	12(b)	3,414	(1,414)	-	-	2,000
Share-based payments	12(c)	-	295,144	-	-	295,144
Total transactions with owners		3,414	293,730	-	-	297,144
Balance, May 31, 2014		117,036,672	4,743,035	154,791	(127,811,452)	(5,876,954)
Net income for the seven months ended December 31, 2014		-	-	-	1,195,596	1,195,596
Other comprehensive income for the seven months ended December 31, 2014		-	-	143,538	-	143,538
Transactions with owners, recorded directly in equity
Stock options exercised	12(b)	9,091	(2,992)	-	-	6,099
Share-based payments	12(c)	-	620,705	-	-	620,705
Total transactions with owners		9,091	617,713	-	-	626,804
Balance, December 31, 2014		$117,045,763	$5,360,748	$298,329	$(126,615,856)	$(3,911,016)

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

	Note	December 31, 2014	May 31, 2014 Restated (note 22)	May 31, 2013	May 31, 2012
Cash provided by (used in):
Operating activities:
Net income (loss) for the year		$1,195,596	$(1,934,096)	$(2,574,304)	$23,385,779
Adjustments for:
Investment structuring services	8	(1,552,771)	-	-	-
Revaluation of long-term derivative	8	81,431	-	-	-
Gain on settlement of debt	10	-	-	-	(23,931,807)
Amortization of property and equipment	6	5,033	7,727	11,500	19,663
Amortization of intangible assets	7	428,116	553,542	525,482	857,887
Stock-based compensation	12(c)	620,705	295,144	102,993	224,445
(Write-up) down of inventory	5	(80,874)	22,209	19,639	109,194
Write-down of intangible assets	7	-	-	62,133	216,011
Finance expense	15	729,695	1,809,028	466,425	553,734
Difference between fair value of other long-term liability and funding received	11	-	(14,483)	(32,739)	-
Unrealized foreign exchange loss (gain)		(27,892)	5,303	(3,011)	(873)
Change in the following:
Accounts receivable		(690,074)	(514,986)	(12,419)	(54,707)
Inventories		(253,049)	114,937	(380,113)	(201,645)
Prepaid expenses		(436,788)	(176,733)	95,629	113,378
Accounts payable and accrued liabilities		639,535	407,925	889,829	(497,468)
Other long-term liability	11	-	-	200,000	-
Interest paid	15	(225,459)	(299,346)	(273,417)	(221,278)
Debt issuance costs	9	-	-	-	(70,240)
Royalties paid	10	(156,722)	(165,291)	(88,105)	(84,784)
Cash flows from (used in) operating activities		276,482	110,880	(990,478)	417,289
Investing activities:
Acquisition of property and equipment	6	(16,713)	(5,513)	(3,108)	(1,488)
Acquisition of intangible assets	7	(7,206)	-	(4,289)	(96,424)
Cash flows used in investing activities		(23,919)	(5,513)	(7,397)	(97,912)
Financing activities:
Exercise of stock options	12(c)	6,099	2,000	-	-
Share issuance costs	12(b)	-	-	-	(34,166)
Proceeds from long-term debt	9	-	-	-	5,000,000
Repayments of long-term debt	9	-	-	-	(4,750,000)
Debt settlement costs	9	-	-	-	(164,308)
Cash flows from financing activities		6,099	2,000	-	51,526
Foreign exchange gain on cash held in foreign currency		910	315	145	3,258
Increase (decrease) in cash		259,572	107,682	(997,730)	374,161
Cash, beginning of year		234,297	126,615	1,124,345	750,184
Cash, end of year		$493,869	$234,297	$126,615	$1,124,345

Supplementary information:
Non-cash Investing activities:
Investment structuring services	8	$1,552,771	$-	$-	$-
Non-cash financing activities:
Shares issued on debt settlement	10	$-	$-	$-	$646,801
Shares issued for guarantee on long-term debt	10	$-	$-	$-	$371,834

See accompanying notes to the consolidated financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

1.	Reporting entity:

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange. Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX Venture Exchange. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada. The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction. The Company’s primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

2.	Basis of preparation of financial statements:

(a)	Statement of compliance

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The Company adopted International Financial Reporting Interpretations Committee ("IFRIC") 21 and the Amendments to International Accounting Standard ("IAS") 32 and 39 on June 1, 2014. There was no material impact as a result of the adoption of these standards and amendments.

The consolidated financial statements were authorized for issue by the Board of Directors on April 10, 2015.

(b)	Basis of presentation

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Derivative financial instruments are measured at fair value.

•	Financial instruments at fair value through profit and loss are measured at fair value.

In December 2014, the Company received approval from securities regulators to change its financial year end from May 31 to December 31. The change of year end enabled the Company to align its year end with industry peers and with most other companies trading on the TSX Venture Exchange. The change in year end results in the current period reflecting only seven months of operations and the comparative periods on these financial statements being for the twelve months ended May 31, 2014, 2013 and 2012.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

2.	Basis of preparation of financial statements (continued):

(c)	Going concern

These consolidated financial statements have been prepared on a going concern basis in accordance with IFRS. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has accumulated a deficit of $126,615,856 as at December 31, 2014 and until the seven months ended December 31, 2014, had experienced operating losses since incorporation. Additionally, the Company has a working capital deficiency of $503,401. The Company’s future operations are dependent upon its ability to maintain growth in sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments. If the Company is unable to maintain growth in sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements. There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2015 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses, and the consolidated statement of financial position classifications used.

(d)	Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest dollar except where indicated otherwise.

(e)	Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

2.	Basis of preparation of financial statements (continued):

(e)	Use of estimates and judgments (continued):

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes:

•	Note 3(c)(ii): Valuation of the royalty obligation

•	Note 3(c)(ii): Valuation of the warrant liability

•	Note 3(c)(ii): Valuation of the other long-term liability

•	Note 3(d): Provisions for returns, chargebacks and discounts

•	Note 3(g)(iv): The estimation of accruals for research and development costs

•	Note 3(g)(ii): The measurement and period of use of intangible assets

•	Note 3(h): Valuation of investment in Apicore

•	Note 3(h): Valuation of long-term derivative

•	Note 20(c): The assumptions and model used to estimate the value of share-based payment transactions

•	Note 3(m): The measurement of the amount and assessment of the recoverability of income tax assets

3.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Medicure International Inc., Medicure Pharma Inc., and Medicure U.S.A. Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All significant inter-company transactions and balances have been eliminated.

(b)	Foreign currency

Items included in the financial statements of each of the Company's consolidated subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is the Company's functional and presentation currency. The U.S. dollar is the functional currency of Medicure Pharma, Inc and Medicure U.S.A. Inc. In the three months ended August 31, 2011, as a result of the long-term debt settlement (note 10) and other factors, the focus of Medicure International Inc.'s operations changed and, accordingly, its functional currency was changed from the Canadian dollar to the U.S. dollar, effective June 1, 2011. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, this change has been accounted for prospectively.

Foreign currency transactions are translated into the respective functional currencies of the Company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss. The results and financial position of the Company's consolidated subsidiaries that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(b) Foreign currency (continued):

(i) assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

(ii) income and expenses for each year are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognized in other comprehensive income (loss) in the cumulative translation account.

When a foreign operation is disposed of, a proportionate share of the cumulative exchange differences previously recognized in equity is recognized in the consolidated statements of net income (loss) and comprehensive income (loss), as part of the gain or loss on sale where applicable.

(c) Financial instruments

(i) Financial assets

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company classifies non-derivative financial assets into the following category: loans and receivables. The Company has not classified any assets or liabilities as held-to-maturity or as available-for-sale.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost. Loans and receivables are comprised of cash and accounts receivable.

(ii) Financial liabilities

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities: accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to finance expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(c) Financial instruments (continued):

(ii) Financial liabilities (continued):

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net income (loss) and comprehensive income (loss) within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

(d) Revenue recognition

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

(e) Inventories

Inventories consist of unfinished product (raw materials) and packaging materials, as well as finished products and are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(f) Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated amortization and accumulated impairment losses. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment. The costs of the day-to-day servicing of property and equipment are recognized in the consolidated statements of net income (loss) and comprehensive income (loss) in the period in which they are incurred.

(ii) Amortization

Amortization is recognized in profit or loss over the estimated useful lives of each part of an item of property and equipment in a manner which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Asset	Basis	Rate

Computer and office equipment	Straight-line	25%
Furniture, fixtures and equipment	Diminishing balance	20% to 25%

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(g) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

(ii) Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over approximately ten years, or its economic life, if shorter.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(g) Intangible assets (continued):

(ii) Intangible assets (continued):

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

(iii) Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

(iv) Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

(v) Government assistance and investment tax credits

Government assistance toward current expenses is recorded as a reduction of the related expenses in the period the expenses are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and experimental development expenditures ("SR&ED") incurred directly by the Company are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. SR&ED investment tax credits receivable are recorded at their net realizable value.

(h) Investment in Apicore and long-term derivative

The investment in Apicore represents the acquisition of a 6.09% (5.33% on a fully diluted basis) interest in a pharmaceutical manufacturing business as described in note 8. The acquisition was completed by Medicure Inc. and a wholly owned subsidiary, Medicure U.S.A. Inc. and was initially recorded at fair value and subsequently at amortized cost.

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(i) Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(j) Impairment of non-financial assets:

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. Impairment losses are recognized in net income (loss) and comprehensive income (loss) and included in research and development expense if they relate to patents. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less cost to sell, an appropriate valuation model is used. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(k) Employee benefits

(i) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

(ii) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For share-based payment arrangements with non-employees, the expense is taken over the service period until the options vest. Once the options vest, services are deemed to have been received.

(l) Finance income and finance costs

Finance income comprises interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings which are recognized in profit or loss using the effective interest method, changes in the fair value of the warrant liability, accretion on the royalty obligation and amortization of deferred debt issue costs using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(m) Income taxes

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(n) Earnings (loss) per share

The Company presents basic earnings per share ("EPS") data for its common voting shares. Basic EPS is calculated by dividing the profit or loss attributable to common voting shareholders of the Company by the weighted average number of common voting shares outstanding during the period, adjusted for own shares held. Diluted EPS is computed similar to basic EPS except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercise were used to acquire common shares at the average market price during the reporting periods.

(o) New standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards issued by the IASB or the IFRIC that are not yet effective up to the date of issuance of the Company’s financial statements are listed below. The Company is assessing the impact of these pronouncements on its consolidated results and financial position. The Company intends to adopt those standards when they become effective.

IFRS 9, Financial Instruments: Classification and Measurement

IFRS 9 replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement, on the classification and measurement of financial assets. The Standard eliminates the existing IAS 39 categories of held-to-maturity, available-for-sale and loans and receivables.

Financial assets will be classified into one of two categories on initial recognition:

•	financial assets measured at amortized cost; or

•	financial assets measured at fair value.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

3.	Significant accounting policies (continued):

(o) New standards and interpretations not yet adopted (continued):

IFRS 9, Financial Instruments: Classification and Measurement (continued):

Under IFRS 9, for financial liabilities measured at fair value under the fair value option, changes in fair value attributable to changes in credit risk will be recognized in other comprehensive (loss) income, with the remainder of the change recognized in profit and loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and is to be applied retrospectively with some exemptions. The Company is currently evaluating the impact of the above standard on its financial statements.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, issued by the IASB in May 2014, is applicable to all revenue contracts and provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively [for example, service revenue and contract modifications] and improve guidance for multiple-element arrangements. IFRS 15 is effective for annual periods beginning on or after January 1, 2017 and is to be applied retrospectively, with earlier adoption permitted. Entities will transition following either a full or modified retrospective approach. The Company is currently evaluating the impact of the above standard on its financial statements.

Amendments to IAS 1, Presentation of Financial Statements

On December 18, 2014 the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports (the "Disclosure Initiative"). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. These amendments will not require any significant change to current practice, but should facilitate improved financial statements disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company is currently evaluating the impact of the above amendments on its financial statements.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

4.	Accounts receivable:

	December 31, 2014	May 31, 2014	May 31, 2013

Trade accounts receivable	$1,606,473	$928,852	$422,588
Other accounts receivable	31,203	18,750	10,028
	$1,637,676	$947,602	$432,616

As at December 31, 2014, the trade accounts receivable consist of amounts owing from five customers which represent approximately 99% (May 31, 2014 - four customers and 98% and May 31, 2013 - four customers and 99%) of trade accounts receivable.

5.	Inventories:

	December 31, 2014	May 31, 2014	May 31, 2013

Unfinished product and packaging materials	$163,163	$152,488	$160,010
Finished product	936,413	613,165	742,789
	$1,099,576	$765,653	$902,799

During the seven months ended December 31, 2014, the Company recorded a recovery of $80,874 relating to inventories that were previously written off. During the years ended May 31, 2014, 2013 and 2012, the Company wrote off inventories that had expired or were otherwise unusable of $22,209, $19,639 and $109,194, respectively. Inventories expensed as part of cost of goods sold during the seven months ended December 31, 2014 amounted to $349,901 (year ended May 31, 2014 - $300,378, year ended May 31, 2013 - $131,355 and year ended May 31, 2012 - $227,517).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

6.	Property and equipment:

	Computer	Furniture,
	and office	fixtures and
Cost	equipment	equipment	Total

Balance, May 31, 2012	$24,631	$132,006	$156,637
Additions	3,108	-	3,108
Effect of movements in exchange rates	-	430	430

Balance, May 31, 2013	27,739	132,436	160,175
Additions	5,513	-	5,513
Effect of movements in exchange rates	-	5,218	5,218

Balance, May 31, 2014	33,252	137,654	170,906

Additions	13,607	3,106	16,713
Effect of movements in exchange rates	-	8,357	8,357

Balance, December 31, 2014	$46,859	$149,117	$195,976

	Computer	Furniture,
	and office	fixtures and
Accumulated amortization	equipment	equipment	Total

Balance, May 31, 2012	$15,508	$110,384	$125,892
Amortization for the year	6,174	5,326	11,500
Effect of movements in exchange rates	-	548	548

Balance, May 31, 2013	21,682	116,258	137,940
Amortization for the year	3,577	4,150	7,727
Effect of movements in exchange rates	-	4,558	4,558

Balance, May 31, 2014	25,259	124,966	150,225

Amortization for the year	2,882	2,151	5,033
Effect of movements in exchange rates	-	7,557	7,557

Balance, December 31, 2014	$28,141	$134,674	$162,815

	Computer	Furniture,
	and office	fixtures and
Carrying amounts	equipment	equipment	Total

Balance, May 31, 2013	$6,057	$16,178	$22,235
Balance, May 31, 2014	$7,993	$12,688	$20,681
Balance, December 31, 2014	$18,718	$14,443	$33,161

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

7.	Intangible assets

			Customer
Cost	Patents	Trademarks	List	Total

Balance, May 31, 2012	$8,858,770	$1,635,965	$288,700	$10,783,435
Additions	4,289	-	-	4,289
Change due to impairment	(62,282)	-	-	(62,282)
Effect of movements in exchange rates	33,521	6,177	1,090	40,788

Balance, May 31, 2013	8,834,298	1,642,142	289,790	10,766,230
Effect of movements in exchange rates	403,853	75,074	13,248	492,175

Balance, May 31, 2014	9,238,151	1,717,216	303,038	11,258,405

Additions	7,206	-	-	7,206
Effect of movements in exchange rates	647,266	120,215	21,215	788,696

Balance, December 31, 2014	$9,892,623	$1,837,431	$324,253	$12,054,307

			Customer
Accumulated amortization and impairment losses	Patents	Trademarks	List	Total

Balance, May 31, 2012	$6,979,051	$1,107,938	$195,518	$8,282,507
Amortization	388,753	116,220	20,509	525,482
Change due to impairment	(149)	-	-	(149)
Effect of movements in exchange rates	38,945	7,968	1,408	48,321

Balance, May 31, 2013	7,406,600	1,232,126	217,435	8,856,161
Amortization	408,679	123,134	21,729	553,542
Effect of movements in exchange rates	346,531	58,657	10,356	415,544

Balance, May 31, 2014	8,161,810	1,413,917	249,520	9,825,247

Amortization	340,076	74,834	13,206	428,116
Effect of movements in exchange rates	583,406	102,508	18,084	703,998

Balance, December 31, 2014	$9,085,292	$1,591,259	$280,810	$10,957,361

			Customer
Carrying amounts	Patents	Trademarks	List	Total
Balance, May 31, 2013	$1,427,698	$410,016	$72,355	$1,910,069
Balance, May 31, 2014	$1,076,341	$303,299	$53,518	$1,433,158
Balance, December 31, 2014	$807,331	$246,172	$43,443	$1,096,946

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

7.	Intangible assets (continued):

The Company has considered indicators of impairment as at December 31, 2014, May 31, 2014 and May 31, 2013. To December 31, 2014, the Company has recorded an aggregate impairment loss of $16,136,325 primarily resulting from a previous write-down of AGGRASTAT® intangible assets and from patent applications no longer being pursued or patents being abandoned. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 (year ended May 31, 2014 - nil, year ended May 31, 2013 - $62,133 and year ended May 31, 2012 - $216,011) relating to patent applications no longer being pursued and patents being abandoned. The average remaining amortization period of the Company's intangible assets is approximately 1.8 years.

For the seven months ended December 31, 2014, amortization of intangible assets relating to AGGRASTAT® totaling $331,547 (year ended May 31, 2014 - 545,535, year ended May 31, 2013 - $514,902 and year ended May 31, 2012 - $845,869) is recognized in cost of goods sold and amortization of other intangible assets totaling $96,569 (year ended May 31, 2014 - $8,007, year ended May 31, 2013 - $10,580 and year ended May 31, 2012 - $12,018) is recognized in research and development expenses. The Company did not record a write-down of intangible assets during the seven months ended December 31, 2014 (year ended May 31, 2014 - nil, year ended May 31, 2013 - $62,133 and year ended May 31, 2012 - $216,011). In the years ended May 31, 2013 and 2012, write-downs of intangible assets were recognized in research and development expense.

As described in note 9, certain intangible assets were pledged as security against long-term debt.

8.	Investment in Apicore:

On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby it acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares prior to July 3, 2017. Specifically, the Company and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC. and Apicore US LLC. will be wholly-owned operating subsidiaries. The Company's equity interest and certain other rights, including the option rights, were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore. There was no cash consideration in connection with the acquisition of the minority interest in Apicore, with the exception of costs incurred by the Company in relation to the transaction which totaled $167,672.

The Company has a contractual obligation to help fund the resolution of certain specified damages if they are encountered before July 3, 2016, not to exceed US$5 million. The specified mechanism for the Company to fulfill this obligation is through the purchase of a portion of the equity of Apicore at a specified, discounted price per share. The occurrence of any of the specified damages that would precipitate such a purchase is not anticipated by the Company, therefore no amount has been recorded in the consolidated financial statements.

As at July 3, 2014, the Investment in Apicore was initially valued at $1,276,849 and the option rights received were recorded at a value of $275,922.

As at December 31, 2014, the Investment in Apicore was recorded at $1,361,824. The increase in value is as a result of the translation of the foreign currency subsidiary for the portion of the investment in Apicore held by Medicure U.S.A. Inc. The difference of $84,975 is recorded as a translation adjustment through other comprehensive income in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014.

The long-term derivative is the value associated to the option rights, which is revalued at every reporting period. As at December 31, 2014, the option rights have a value of $194,491. The change in the value of the option rights is recorded in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014 as a revaluation of the Apicore purchase option.

As there was no cash consideration for the Investment in Apicore, the Company recorded the initial value of holdings acquired, including the option rights, net of transaction costs which totaled $167,672 as investment structuring services in the Statement of Income (Loss) and Comprehensive Income (Loss) for the seven months ended December 31, 2014.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

9. Long-term debt:

	December 31, 2014	May 31, 2014	May 31, 2013

Manitoba Industrial Opportunities Program loan	$4,880,826	$4,847,279	$4,781,894
Current portion of long-term debt	(654,877)	-	(1,271,775)
	$4,225,949	$4,847,279	$3,510,119

Principal repayments to maturity by fiscal year are as follows:

2015	$694,444
2016	1,666,667
2017	1,666,667
2018	972,222
5,000,000
Less deferred debt issue expenses (net of accumulated amortization of $351,067)	119,174
$4,880,826

The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program ("MIOP"), to assist in the settlement of its existing long-term debt as described in note 10. The loan bears interest annually at 5.25% and originally matured on July 1, 2016. The loan was payable interest-only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments. Under the renegotiated terms, the loan continues to be interest-only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018. The loan is secured by the Company's assets and guaranteed by the Chief Executive Officer of the Company and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidated common shares (note 11)) of the Company with a fair value of $371,834, net of share issue costs of $28,166, in consideration for the guarantee to the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. In connection with the guarantee, the Company entered into an indemnification agreement with the Chief Executive Officer under which the Company shall pay the Guarantor on demand all amounts paid by the Guarantor pursuant to the guarantee. In addition, under the indemnity agreement, the Company agreed to provide certain compensation upon a change in control of the Company. The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument ("MI") 61-101. Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

The Company is required to maintain certain non-financial covenants under the terms of the MIOP loan. As at December 31, 2014, management believes it is in compliance with the terms of the loan.

The effective interest rate on the MIOP loan for the seven months ended December 31, 2014 was seven percent (year ended May 31, 2014 - seven percent, year ended May 31, 2013 - eight percent and year ended May 31, 2012 - seven percent).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

10. Royalty obligation

On July 18, 2011, the Company settled its existing long-term debt with Birmingham Associates Ltd. ("Birmingham"), an affiliate of Elliott Associates L.P., in exchange for i) $4,750,000 in cash; ii) 2,176,003 common shares (32,640,043 pre-consolidation common shares (note 12)) of the Company; and iii) a royalty on future AGGRASTAT® sales until May 1, 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.

In accordance with the terms of the agreement, if the Company were to dispose of its AGGRASTAT® rights, the acquirer would be required to assume the obligations under the royalty agreement.

The difference between the carrying amount of the long-term debt extinguished and the consideration paid, comprising cash, equity instruments and the royalty obligation assumed, has been recognized as a gain on the settlement of debt in the consolidated statements of net income and comprehensive income for the year ended May 31, 2012. In accordance with IFRIC 19, Extinguishing financial liabilities with equity instruments, the shares issued in partial consideration for the settlement of the debt have been included in consideration paid and measured at their fair value at the date of the settlement of $652,801.

As at July 18, 2011, the Company had total Canadian dollar book value of long-term debt of $22,254,966, net of unamortized deferred financing fees of $941,454. The Company also had accrued interest payable of $8,145,865 for a total carrying value of the debt settled on July 18, 2011 of $30,400,831.

The gain on the settlement of debt totals $23,931,807 and consideration paid comprised $4,750,000 cash paid, common shares with a value of $652,801 and a royalty obligation valued at $901,915, in addition to legal costs associated with the debt settlement transaction of $164,308.

The initial value assigned to the royalty obligation, based on an expected value approach, was estimated to be $901,915. The royalty obligation is recorded at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2014 of $2,189,054 (May 31, 2014 - $1,778,578 and May 31, 2013 - $649,959). The change in the royalty obligation for the seven months ended December 31, 2014 of $492,722 (year ended May 31, 2014 - $1,349,372, year ended May 31, 2013 - $72,689 and year ended May 31, 2012 - ($217,973)) is recorded within finance expense on the consolidated statements of net income (loss) and comprehensive income (loss). Royalties for the seven months ended December 31, 2014 total $210,576 in regards to the royalty obligation (year ended May 31, 2014 - $201,131, year ended May 31, 2013 - $104,979 and year ended May 31, 2012 - $99,965), with payments made during the seven months ended December 31, 2014 of $156,722 (year ended May 31, 2014 - $165,291, year ended May 31, 2013 - $88,105 and year ended May 31, 2012 - $84,784).

11. Other long-term liability

The Company received $200,000 of funding from the Province of Manitoba's Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function. The study was completed and the funds were received during the year ended May 31, 2013. The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years and it is expected that this funding will be repaid during fiscal 2016 and 2017.

The other long-term liability was initially recorded at a fair value of $167,261 with the difference between the fair value of the liability and the funding received being recorded as a reduction in research and development expenses. The other long-term liability is recorded at amortized cost using the effective interest method, with the associated cash flows being revised each period resulting in a carrying value at December 31, 2014 of $152,778 (May 31, 2014 - $152,778 and May 31, 2013 - $167,261). The net change in the other long-term liability for the seven months ended December 31, 2014 of nil (year ended May 31, 2014 - $14,483, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) is recorded as a reduction to research and development expense on the consolidated statements of net income (loss) and comprehensive income (loss).

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock:

  (a) Authorized:

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

On November 1, 2012, the Company completed a consolidation of its outstanding share capital on the basis of one post-consolidation share for every fifteen pre-consolidation shares. All comparative figures have been adjusted retrospectively.

  (b) Shares issued and outstanding:

Shares issued and outstanding are as follows:

	Number of Common Shares	Amount

Balance, May 31, 2011	8,687,172	$116,014,623
Shares issued on July 18, 2011	3,509,336	1,018,635
Balance, May 31, 2012	12,196,508	$117,033,258
Balance, May 31, 2013	12,196,508	$117,033,258
Shares issued upon exercise of stock options (12c)	3,333	3,414
Balance, May 31, 2014	12,199,841	$117,036,672
Shares issued upon exercise of stock options (12c)	10,066	9,091
Balance, December 31, 2014	12,209,907	$117,045,763

On July 18, 2011, the Company issued 2,176,003 common shares (32,640,043 pre-consolidation common shares) as part of the consideration of the settlement of the Company's existing debt. These shares had a value of $646,801, net of share issue costs of $6,000 (note 10).

On July 18, 2011, the Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for the guarantee of long-term debt by the Company's Chief Executive Officer and entities controlled by the Chief Executive Officer. These shares had a value of $371,834, net of share issue costs of $28,166 and have been recorded as deferred debt issue costs and are being amortized using the effective interest method (note 9).

On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares with a fair value of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to Chief Executive Officer and members of the Company’s Board of Directors. The shares were issued subsequent to December 31, 2014 on January 9, 2015..

Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors and a consultant, pursuant to which the Company will issue 108,206 of its common shares with a fair value of $1.44 per common share to satisfy $155,817 of outstanding amounts owing to the these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock (continued):

  (c) Stock option plan:

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. During the seven months ended December 31, 2014, the number of common shares reserved for issuance of stock options increased and is now limited to a maximum of 2,441,981 common shares of the Company at any time. The stock options generally have a maximum term of ten years.

On May 6, 2014, 3,333 stock options, with a value of $3,414, were exercised at a price of $0.60 for proceeds to the Company of $2,000.

On September 17, 2014, 10,066 stock options, with a value of $9,091 were exercised at prices of $0.60 per share (3,333 stock options), $1.50 per share (1,733 stock options) and $0.30 per share (5,000 stock options) for proceeds to the Company of $6,099.

On May 10, 2013, the Company issued 463,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, at an exercise price of $0.30 per common share. The options vested immediately and expire after ten years.

On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company. Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant. All 332,300 options were issued at an exercise price of $1.90 per share and vested immediately.

Changes in the number of options outstanding during the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012 are as follows:

	December 31, 2014			May 31, 2014
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	1,418,019	$2.15	1,421,352	$2.14
Granted	332,300	1.90	-	-
Exercised	(10,066)	(0.61)	(3,333)	(0.60)
Forfeited, cancelled or expired	(20,000)	(1.05)	-	-
Balance, end of year	1,720,253	$2.12	1,418,019	$2.15
Options exercisable, end of year	1,720,253	$2.12	1,418,019	$2.15

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock (continued):

  (c) Stock option plan (continued):

		May 31, 2013		May 31, 2012
		Weighted		Weighted
		average		average
	Shares	exercise price	Shares	exercise price

Balance, beginning of year	962,610	$3.04	154,810	$1.10
Granted	463,000	0.30	836,133	1.50
Forfeited, cancelled or expired	(4,258)	(4.68)	(28,333)	(1.35)
Balance, end of year	1,421,352	$2.14	962,610	$3.04
Options exercisable, end of year	1,421,352	$2.14	962,610	$3.04

Options outstanding at December 31, 2014 consist of the following:

		Weighted average	Options outstanding
Range of	Number	remaining	weighted average	Number
exercise prices	outstanding	contractual life	exercise price	exercisable

$0.30 - $1.00	498,332	7.94 years	$0.33	498,332
$1.01 - $5.00	1,139,967	6.36 years	$1.62	1,139,967
$10.01 - $20.00	31,587	2.88 years	$12.84	31,587
$20.01 - $25.20	50,367	1.32 years	$24.56	50,367
$0.30 - $25.20	1,720,253	6.61 years	$2.12	1,720,253

Compensation expense related to stock options granted during the year or from previous periods under the stock option plan for the seven months ended December 31, 2014 is $620,705 (year ended May 31, 2014 - $295,144 (restated - note 22), year ended May 31, 2013 - $102,993 and year ended May 31, 2012 - $224,445). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black-Scholes option pricing model.

December 31, 2014

Expected option life	5.0 - 5.4 years
Risk-free interest rate	1.01% - 1.66%
Dividend yield	nil
Expected volatility	142.68% - 166.39%

Subsequent to December 31, 2014, on March 27, 2015, the Company granted an aggregate of 236,070 options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to the Company’s Stock Option Plan. Of these options, 181,070 are set to expire on the tenth anniversary of the date of grant, 5,000 are set to expire on the third anniversary of the date of grant and 50,000 are set to expire on the first anniversary of the date of grant. All of the options were issued at an exercise price of $1.90 per share.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

12. Capital stock (continued):

  (d) Warrants:

Changes in the number of warrants outstanding during the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013 are as follows:

			Exercise
Issue	Original		price	May 31,	Granted	May 31,	Granted December 31,
(Expiry date)	granted		per share	2013	(Expired)	2014	(Expired)	2014

66,667 units
(December 31, 2016)	66,667	USD $	18.90	66,667	-	66,667	-	66,667

IFRS require warrants with an exercise price denominated in a currency other the entity's functional currency to be treated as a liability measured at fair value. The warrants, all with U.S. dollar exercise prices, are recorded at fair value within accounts payable and accrued liabilities as at December 31, 2014 and total $36,259 (May 31, 2014 - $54,344 and May 31, 2013 - $10,524). Changes in fair value of the warrants for the seven months ended December 31, 2014 of ($18,085) (year ended May 31, 2014 - $43,820, year ended May 31, 2013 - ($24,459) and year ended May 31, 2012 - $24,490) are recorded within finance expense.

The warrants were issued with a debt financing agreement in September 2007 and may be exercised, upon certain conditions being met, on a cashless basis based on a formula described in the warrant agreements.

  (e) Per share amounts

The weighted average number of common voting shares outstanding for the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012 was 12,204,827, 12,196,745, 12,196,508 and 11,745,854, respectively. For the seven months ended December 31, 2014, the dilution created by options and warrants has been reflected in the per share amounts. For the years ended May 31, 2014 and 2013, the dilution created by options and warrants has not been reflected in the per share amounts as the effect would be anti-dilutive. For the year ended May 31, 2012, the dilution created by options and warrants has been reflected in the per share amounts.

13. Income taxes:

The Company recognized no income taxes in the consolidated statements of net income (loss) and comprehensive income (loss), as at the seven months ended December 31, 2014 as it is not probable that future taxable profits will be available against which the accumulated tax assets can be utilized.

As at December 31, 2014, May 31, 2014 and 2013, deferred tax assets have not been recognized with respect to the following items:

	December 31, 2014	May 31, 2014	May 31, 2013

Deferred tax assets
Non-capital loss carryforwards	$6,920,000	$7,239,000	$6,961,000
Scientific Research and experimental development	3,793,000	3,793,000	3,793,000
Other	1,009,000	733,000	754,000
Deferred tax liability
Investment in Apicore	(66,000)	-	-
	11,656,000	11,765,000	11,508,000

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

13. Income taxes (continued):

The deferred tax liability as at December 31, 2014 was not recorded as there are sufficient temporary differences which are available to reverse in the same periods as the taxable temporary differences.

The reconciliation of the Canadian statutory rate to the income tax rate applied to the net income (loss) for the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012 to the income tax recovery is as follows:

		May 31, 2014
		Restated
	December 31, 2014	(note 22)	May 31, 2013	May 31, 2012

Income (loss) for the year:
Canadian	$(283,456)	$(2,037,987)	$(1,196,746)	$(1,699,690)
Foreign	1,479,052	103,891	(1,377,558)	25,085,469
	1,195,596	(1,934,096)	(2,574,304)	23,385,779

Canadian federal and provincial income taxes at 27.00% (2014, 2013 and 2012 - 27.00%)	(323,000)	522,000	695,000	(6,314,000)
Permanent differences and other items	(170,000)	(256,000)	(268,000)	(546,000)
Gain on settlement of debt	-	-	-	598,000
Foreign tax rate in foreign jurisdiction	252,000	(9,000)	(355,000)	6,097,000
Change in unrecognized deferred tax assets	241,000	(257,000)	(72,000)	165,000
	$-	$-	$-	$-

The foreign tax rate differential is the difference between the Canadian federal and provincial statutory income tax rate and the tax rates in Barbados (2.5%) and the United States (38%) that are applicable to losses incurred by the Company's wholly-owned subsidiaries, Medicure International Inc., Medicure Pharma Inc. and Medicure U.S.A. Inc.

At December 31, 2014, the Company has the following Canadian non-capital losses available for application in future years:

Expires in:
2026	$939,620
2027	1,111,169
2029	5,288,028
2030	2,711,408
2031	1,893,976
2032	1,485,583
2033	928,119
2034	1,477,854
$15,835,757

Scientific research and development tax credits of $3,826,000 (May 31, 2014 - $3,826,000, May 31, 2013 - $3,826,000 and May 31, 2012 - $3,826,000), which can be applied against Canadian income taxes otherwise payable, with expiry by 2028.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

13. Income taxes (continued):

At December 31, 2014, the Company has the following United States net operating losses available for application in future years:

Expires in:
2029	$471,466
2030	485,266
2032	122,635
2034	8,645
$1,088,012

At December 31, 2014, the Company has the following Barbados losses available for application in future years:

Expires in:
2016	8,404,282
2017	27,038,913
2018	41,858,363
2019	7,736,962
2020	2,106,888
2021	1,080,659
2023	1,138,475
$89,364,542

14. Revenue:

During the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012, the Company earned revenues as follows:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Sale of finished products - AGGRASTAT®	$5,264,395	$5,050,761	$2,602,700	$2,881,378
Sale of unfinished products	-	-	-	1,915,433
	$5,264,395	$5,050,761	$2,602,700	$4,796,811

On July 6, 2011, the Company entered into an agreement with Iroko Cardio, LLC ("Iroko") to advance AGGRASTAT® in each of the Company's and Iroko's respective territories. Iroko owned the rights to AGGRASTAT® outside of the Company's territory. Under the terms of the agreement, the Company transferred to Iroko, AGGRASTAT® unfinished product from inventory on hand and the rights to purchase additional quantities from a third party. In turn, Iroko paid Medicure International Inc. US$1,059,000 on July 6, 2011 and agreed to pay an additional US$850,000 on or before November 1, 2011, subject to certain conditions, which were satisfied prior to November 1, 2011 and full payment was received. The Company recognized $1,915,433 of revenue during the year ended May 31, 2012 in relation to this sale.

In addition, Iroko made available to the Company certain analytical methods for testing of AGGRASTAT® drug product and provided the Company the option, exercisable by the Company within one year, to obtain certain data used by Iroko to obtain changes to the approved use of AGGRASTAT® in Europe. If the Company exercised its option to obtain the data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, Iroko would have been entitled to receive a royalty of up to US$3,500,000 on future AGGRASTAT® sales based on three percent of sales per year. Management has determined the value of the option received to obtain such data used by Iroko was not significant. On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder. As a result, the Company has no ongoing or potential royalty obligation in connection with this agreement.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

15. Finance expense:

During the seven months ended December 31. 2014 and the years ended May 31, 2014, 2013 and 2012, the Company incurred finance expense as follows:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Interest on MIOP loan	$187,451	$327,167	$396,653	$348,838
Interest on Birmingham long-term debt	-	-	-	385,663
Change in fair value of royalty obligation	492,722	1,349,372	72,889	(217,973)
Change in fair value of warrant liability	(18,085)	43,821	(24,529)	24,490
Other interest and banking fees	67,607	88,668	21,412	12,716
	$729,695	$1,809,028	$466,425	$553,734

During the seven months ended December 31, 2014 and the years ended May 31, 2014, 2013 and 2012, the Company paid finance expense as follows:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012

Interest paid on MIOP loan	$153,904	$262,500	$262,500	$208,562
Other interest and banking fees paid	71,555	36,846	10,917	12,716
	$225,459	$299,346	$273,417	$221,278

16. Commitments and contingencies:

  (a) Commitments:

As at December 31, 2014 and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed.

The aggregate manufacturing and supply agreement and business and administrations services agreement which is payable during fiscal 2015 is $1,728,000 and there are no contractual commitments beyond December 31, 2015.

The Company has entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $1,513,000 or US$1,305,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2015. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred throughout calendar 2014 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000. These payments will be applied to future inventory purchases expected to be made during fiscal 2015 and $549,297 is currently recorded within prepaid expenses in regards to this agreement. For the seven months ended December 31, 2014, interest of $18,738 (year ended May 31, 2014 - $17,009, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) is recorded within finance expense relating to this agreement.

On January 1, 2012, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer (note 17), under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012. The agreement was automatically renewed on January 1, 2013 and 2014 for additional one year periods. Either party may terminate this agreement at any time after June 30, 2012 upon 90 days written notice. Effective November 1, 2014, the business and administration services agreement was renegotiated for a further 14 month term ending December 31, 2015 at a rate of $17,917 per month, or $215,000 per year.

MEDICURE INC.

Notes to the Consolidated Financial Statements

(expressed in Canadian dollars)

Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

16. Commitments and contingencies (continued):

  (a) Commitments (continued):

Contracts with contract research organizations are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

  (b) Guarantees:

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

  (c) Royalties:

As a part of the Birmingham debt settlement described in note 10, beginning on July 18, 2011, the Company is obligated to pay a royalty to the previous lender based on future commercial AGGRASTAT® sales until 2023. The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter. The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales. Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold. Royalties for the seven months ended December 31, 2014 total $210,576 in regards to the royalty obligation (year ended May 31, 2014 - $201,131, year ended May 31, 2013 - $104,979 and year ended May 31, 2012 - $99,965), with payments made during the seven months ended December 31, 2014 of $156,722 (year ended May 31, 2014 - $165,291, year ended May 31, 2013 - $88,105 and year ended May 31, 2012 - $84,784).

As part of the sale of unfinished product as described in note 14, if the Company exercised its option to obtain AGGRASTAT® data and was successful in getting changes to the approved use of AGGRASTAT® in the United States, the Company would have been obligated to pay a three percent royalty of up to US$3,500,000 on future AGGRASTAT® sales. On July 6, 2012, the option to obtain the data expired without the Company exercising its rights thereunder. As a result the Company has no ongoing or potential royalty obligation in connection with this agreement.

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales. To date, no royalties are due and/or payable.

  (d) Contingencies:

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

17.	Related party transactions:

(a)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and, beginning during the year ended May 31, 2013, the Chief Financial Officer are key management personnel.

In addition to their salaries, the Company also provides non-cash benefits and participation in the Stock Option Plan. The following table details the compensation paid to key management personnel:

	December 31, 2014	May 31, 2014	May 31, 2013	May 31, 2012
Salaries, fees and short-term benefits	$366,015	$781,484	$472,623	$380,250
Share-based payments	73,424	-	79,190	182,713
	$439,439	$781,484	$551,813	$562,963

The Company has $336,766 (May 31, 2014 - $289,869 and May 31, 2013 - $213,569) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided. Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum. For the seven months ended December 31, 2014, $10,127 (year ended May 31, 2014 - $14,918, year ended May 31, 2013 - $3,107 and year ended May 31, 2012 - nil) was recorded within finance expense in relation to these amounts payable to the members of the Company's Board of Directors.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue common shares at with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Company’s Board of Directors. Of the amounts payable to the Company's Board of Directors as at December 31, 2014, $109,809 was included in these shares for debt agreements. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

Subsequent to December 31, 2014, on January 27, 2015, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with certain members of the Board of Directors, pursuant to which the Company will issue 75,472 of its common shares with a fair value of $1.44 per common share to satisfy $108,680 of outstanding amounts owing to the these individuals. The shares were issued subsequent to December 31, 2014 on March 20, 2015.

(b)	Transactions with related parties

Directors and key management personnel control 19% of the voting shares of the Company as at December 31, 2014 (May 31, 2014 - 19% and May 31, 2013 - 19%).

During the seven months ended December 31, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $115,000 (year ended May 31, 2014 - $190,000, year ended May 31, 2013 - $190,000 and year ended May 31, 2012 - $184,167) for business administration services, $36,500 (year ended May 31, 2014 - $30,500, year ended May 31, 2013 - $32,500 and year ended May 31, 2012 - $19,563) in rental costs and $25,115 (year ended May 31, 2014 - $33,735, year ended May 31, 2013 - $26,125 and year ended May 31, 2012 - $46,275) for commercial support services. As described in note 16, the Chief Financial Officer's services are provided through a consulting agreement with GVI. In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

17.	Related party transactions (continued):

(b)	Transactions with related parties (continued):

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the seven months ended December 31, 2014, the Company paid GVI CDS $56,904 (year ended May 31, 2014 - $125,583, year ended May 31, 2013 - $134,696 and year ended May 31, 2012 - $146,154) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the seven months ended December 31, 2014, the Company paid CanAm $233,938 (year ended May 31, 2014 - $229,732, year ended May 31, 2013 - $467,763 and year ended May 31, 2012 - $254,493) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum. For the seven months ended December 31, 2014, $18,082 (year ended May 31, 2014 - $36,904, year ended May 31, 2013 - $7,366 and year ended May 31, 2012 - nil) was recorded within finance expense in relation to these amounts payable to related parties.

As at December 31, 2014, included in accounts payable and accrued liabilities is $120,962 (May 31, 2014 - $90,262 and May 31, 2013 - $106,216) payable to GVI, $145,100 (May 31, 2014 - $148,461 and May 31, 2013 - $89,545) payable to GVI CDS and $247,752 (May 31, 2014 - $373,956 and May 31, 2013 - $351,297) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually. The Company may terminate this agreement at any time upon 120 days written notice. During the seven months ended December 31, 2014, the Company recorded a bonus of $58,904 (year ended May 31, 2014 - $286,849, year ended May 31, 2013 - nil and year ended May 31, 2012 - nil) to its Chief Executive Officer which is recorded within selling, general and administrative expenses. As at December 31, 2014, included in accounts payable and accrued liabilities is $345,753 (May 31, 2014 - $286,849 and May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 12(b), the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares with a fair value of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer. Of the amount payable to the Chief Executive Officer as at December 31, 2014, $297,808 was included in this shares for debt agreement. The shares were issued subsequent to December 31, 2014 on January 9, 2015.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

18.	Expenses by nature:

Expenses incurred for the seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012 are as follows:

		May 31, 2014
		Restated
	December 31, 2014	(note 22)	May 31, 2013	May 31, 2012
Personnel expenses
Salaries, fees and short-term benefits	1,079,085	1,584,724	1,194,861	1,141,944
Share-based payments	620,705	295,144	102,993	224,445
Salaries, fees and short-term benefits	1,699,790	1,879,868	1,297,854	1,366,389
Amortization and derecognition	433,149	561,269	599,115	1,093,560
Research and development	584,991	401,311	1,374,391	538,076
Manufacturing	-	127,953	117,071	130,957
Inventory material costs	349,901	300,378	131,355	227,515
(Write-up) down of inventory	(80,874)	22,209	19,639	109,194
Medical affairs	260,861	136,996	60,831	38,971
Administration	362,483	618,022	302,723	291,175
Selling and logistics	854,664	780,748	619,211	516,872
Professional fees	150,131	352,734	167,025	474,786
	4,615,096	5,181,488	4,689,215	4,787,495

19.	Financial instruments:

(a)	Financial assets and liabilities:

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at December 31, 2014:

	Carrying
	Amount	Fair Value

Financial Assets

Loans and receivables
Cash	$493,869	$493,869
Accounts receivable	1,637,676	1,637,676
Long-term derivative	194,491	194,491

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	$3,700,326	$3,700,326
Current portion of long-term debt	654,877	654,877
Long-term debt	4,225,949	4,225,949
Royalty obligation	1,715,310	1,715,310
Other long-term liability	152,778	152,778

Included in accounts payable and accrued liabilities at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259 and the current portion of the royalty obligation (Level 3) of $473,744.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued):

Set out below is a comparison by class of the carrying amounts and fair value of the Company's financial instruments that are carried in the consolidated financial statements as at May 31, 2014 and 2013:

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	May 31, 2014	May 31, 2014	May 31, 2013	May 31, 2013

Financial Assets

Loans and receivables
Cash	$234,297	$234,297	$126,615	$126,615
Accounts receivable	947,602	947,602	432,616	432,616

Financial Liabilities

Other financial liabilities
Accounts payable and accrued liabilities	$3,000,609	$3,000,609	$2,262,954	$2,262,954
Current portion of long-term debt	-	-	1,271,775	1,271,775
Long-term debt	4,847,279	4,847,279	3,510,119	3,510,119
Royalty obligation	1,461,572	1,461,572	516,066	516,066
Other long-term liability	152,778	152,778	167,261	167,261

Included in accounts payable and accrued liabilities at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344 (May 31, 2013 - $10,524) and the current portion of the royalty obligation (Level 3) of $317,006 (May 31, 2013 - $133,893).

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The fair value of the Company's long-term debt is estimated to approximate its carrying value based on the terms of the long-term debt. The royalty obligation and other long-term liability are carried at amortized cost (level 3).

IFRS 13 Fair Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in measuring fair value. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

•	Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued):

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at December 31, 2014 is as follows:

	Level 1	Level 2	Level 3
Financial Assets
Long-term derivative	$-	$-	$194,491

Financial Liabilities
Accounts payable and accrued liabilities	$-	$36,259	$473,744
Current portion of long-term debt	-	654,677	-
Long-term debt	-	4,225,949	-
Royalty obligation	-	-	1,715,310
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities at December 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $36,259 and the current portion of the royalty obligation (Level 3) of $473,744.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2014 is as follows:

	Level 1	Level 2	Level 3
Financial Liabilities
Accounts payable and accrued liabilities	$-	$54,344	$317,006
Long-term debt	-	4,847,279	-
Royalty obligation	-	-	1,461,572
Other long-term liability	-	-	152,778

Included in accounts payable and accrued liabilities at May 31, 2014 is the fair value of warrants denominated in a foreign currency (Level 2) of $54,344 and the current portion of the royalty obligation (Level 3) of $317,006.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position as at May 31, 2013 is as follows:

	Level 1	Level 2	Level 3
Financial Liabilities
Accounts payable and accrued liabilities	$-	$10,524	$133,893
Current portion of long-term debt	-	1,271,775	-
Long-term debt	-	3,510,119	-
Royalty obligation	-	-	516,066
Other long-term liability	-	-	167,261

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(a)	Financial assets and liabilities (continued):

Included in accounts payable and accrued liabilities at May 31, 2013 is the fair value of warrants denominated in a foreign currency (Level 2) of $10,524 and the current portion of the royalty obligation (Level 3) of $133,893.

Royalty obligation: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them. If the expected revenue from AGGRASTAT® sales were to change by 10%, then the royalty obligation liability recorded at December 31, 2014 would change by approximately $250,000. If the discount rate used in calculating the fair value of the royalty obligation of 20% were to change by one percent, the royalty obligation liability recorded at December 31, 2014 would change by approximately $50,000.

Other long-term liability: Estimating fair value requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them. If the time frame when certain AGGRASTAT® sales targets are expected to be met were to be extended by one year, the other long-term liability recorded at December 31, 2014 would change by approximately $25,000. If the discount rate used in calculating the fair value of the other long-term liability of 20% were to change by one percent, the other long-term liability recorded at December 31, 2014 would change by approximately $2,000.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the seven months ended December 31, 2014 and the years ended May 31, 2014 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements.

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks; market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk:

(a) Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in USD)	December 31, 2014	May 31, 2014	May 31, 2013
Cash and cash equivalents	$397,692	$177,548	$115,830
Accounts receivable	1,384,772	856,716	407,589
Long-term derivative	167,650	-	-
Accounts payable and accrued liabilities	(1,839,250)	(1,357,685)	(1,189,421)
Royalty obligation	(1,478,588)	(1,348,065)	(497,749)
	$(1,367,724)	$(1,671,486)	$(1,163,751)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19. Financial instruments (continued):

(b)	Risks arising from financial instruments and risk management (continued):

(i)	Market risk (continued):

Based on the above net exposures as at December 31, 2014, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $68,000 (May 31, 2014 - $84,000 and May 31, 2013 - $58,000).

(b) Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents, long-term debt and other long-term liability.

An increase or decrease in interest rates of one percent during the seven months ended December 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $4,000 (year ended May 31, 2014 - $2,000 and year ended May 31, 2013 - $6,000). An increase in the crown company borrowing rate of one percent during the seven months ended December 31, 2014, with all other variables held constant, would result in a corresponding increase or decrease on the Company's net income (loss) of approximately $52,000 (year ended May 31, 2014 - $52,000 and year ended May 31, 2013 - $51,000).

(ii)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligation and arises principally from the Company’s cash and cash equivalents, and accounts receivable. The carrying amounts of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to a concentration of credit risk related to its accounts receivable as amounts are owing primarily from four customers. The Company has historically had low impairment in regards to its accounts receivable. At December 31, 2014, $4,142 of the outstanding accounts receivable were outside of the normal payment terms and were written off to bad debt expense during the seven months ended December 31, 2014.

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities and to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due and to fund future operations.

The majority of the Company’s accounts payable and accrued liabilities are due within the current operating period. For long-term debt repayments see note 9.

(c)	Capital management:

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to continue the business of the Company. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share and warrant issuances, granting of stock options, the issuance of debt or by undertaking other activities as deemed appropriate under the specific circumstance. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

19.	Financial instruments (continued):

(c)	Capital management (continued):

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern (note 2(c)) and to provide capital to pursue the development and commercialization of its products. In the management of capital, the Company includes cash and cash equivalents, long-term debt, capital stock, stock options, warrants and contributed surplus. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or new debt.

At this stage of the Company's development, in order to maximize its current business activities, the Company does not pay out dividends. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company’s overall strategy with respect to capital risk management remains unchanged for the seven months ended December 31, 2014.

20.	Determination of fair values:

A number of the Company's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following models. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a)	Intangible assets

The fair value of intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(b)	Long-term derivative

The long-term derivative is the value associated to the options rights received by the Company and is classified as fair value through profit and loss. The change in the long-term derivative is recorded as a revaluation of long-term derivative in the consolidated statement of net income (loss) and comprehensive income (loss). The long-term derivative is non-transferable and is recorded at fair value at the date at which it was acquired and subsequently revalued at each reporting date. Estimating fair value for this derivative requires determining the most appropriate valuation model which is dependent on the terms and conditions of the derivative. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the derivative, volatility, dividend yield and probabilities pertaining to its exercise and making assumptions about them.

(c)	Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

(d)	Warrant liability

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and is subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

20.	Determination of fair values (continued):

(e)	Royalty obligation

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

(f)	Other long-term liability

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at amortized cost using the effective interest method at each reporting date. Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain AGGRASTAT® sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

21.	Segmented information:

The Company operates in one business segment, the biopharmaceutical industry. Substantially all of the Company’s assets and operations are located in Canada, the United States and Barbados. During the seven months ended December 31, 2014, 100 percent of revenue from the sale of finished product was generated from sales of AGGRASTAT® in the United States, which was to seven customers. Customer A accounted for 36%, Customer B accounted for 30%, Customer C accounted for 24%, Customer D accounted for seven percent and the remaining three customers accounted for three percent of revenue. Additionally during fiscal 2012, the Company recorded a sale of unfinished product to a European pharmaceutical company as described in note 14.

Property and equipment and intangible assets are located in the following countries:

	December 31, 2014	May 31, 2014	May 31, 2013
Canada	$21,565	$7,993	$6,057
Barbados	1,096,946	1,433,158	1,910,069
United States	11,596	12,688	16,178
	$1,130,107	$1,453,839	$1,932,304

22.	Restatement of previously issued financial statements:

During the preparation of the consolidated financial statements for the seven months ended December 31, 2014, the Company determined that the accounting for stock-based compensation pertaining to a consulting agreement signed during the year ended May 31, 2014 was interpreted incorrectly in accordance with IFRS 2 Share-Based Payments for the year ended May 31, 2014. As a result the May 31, 2014 consolidated financial statements have been restated to include stock-based compensation expense relating to this consulting agreement.

The effect of the restatement on the Statement of Financial Position and Statement of Deficiency is as follows:

	May 31, 2014
	As Previously		May 31, 2014
	Reported	Correction	Restated
Contributed surplus	$4,447,891	$295,144	$4,743,035
Deficit	(127,516,308)	(295,144)	(127,811,452)

MEDICURE INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
Seven months ended December 31, 2014 and years ended May 31, 2014, 2013 and 2012

22.	Restatement of previously issued financial statements (continued):

The effect of the restatement on the Statement of Loss and Comprehensive Loss is as follows:

	May 31, 2014
	As Previously		May 31, 2014
	Reported	Correction	Restated
Expenses
Selling, general and administrative	$3,329,551	$295,144	$3,624,695

Net Loss	(1,638,952)	(295,144)	(1,934,096)
Comprehensive Loss	(1,552,273)	(295,144)	(1,847,417)
Basic and Diluted Loss per Share	(0.13)	(0.03)	(0.16)

There was no material effect on the Statement of Cash Flows for the year ended May 31, 2014 as a result of the restatement.

- 38 -